Exhibit 77(q)(1)(a)(1)

                         ING VP Balanced Portfolio, Inc.

                             ARTICLES SUPPLEMENTARY

ING VP BALANCED PORTFOLIO, INC., a Maryland corporation registered as an open-end investment company under the Investment Company Act of 1940 and having its principal office in the State of Maryland in Baltimore City, Maryland (hereinafter called the "Corporation"), hereby certifies to the State Department of Assessments and Taxation of Maryland that:

      FIRST: The Board of Directors of the Corporation (the "Board"), at a meeting on December 12, 2001, adopted resolutions designating and classifying five hundred million (500,000,000) shares of capital stock of the Corporation into a new "Class S."

      SECOND: The shares designated and classified in paragraph FIRST of these Articles Supplementary shall have the preferences, rights, voting powers, restrictions, limitations as to dividends, qualifications, conversion rights, and terms and conditions of redemption as set forth in the Corporation's Articles of Amendment and Restatement. Class S shares are subject to a distribution fee equal to 0.25% of the Class S average daily net assets.

      THIRD: The shares of the Corporation classified pursuant to paragraph FIRST of these Articles Supplementary have been so classified by the Board under the authority contained in the Articles of Amendment and Restatement of the Corporation. The number of shares of capital stock of the Series that the Corporation has authority to issue has been established by the Board of Directors in accordance with Section 2-105(c) of the Maryland General Corporation Law.

      FOURTH: Immediately prior to the effectiveness of these Articles Supplementary, the Corporation had the authority to issue two billion (2,000,000,000) shares of common stock with a par value of $0.001 per share and with an aggregate par value of two million dollars ($2,000,000), of which the Board had designated and classified five hundred million (500,000,000) shares as follows:

      Class of Shares        Shares Allocated
      ---------------        ----------------

      Class R                500,000,000

      FIFTH: Immediately following the effectiveness of these Articles Supplementary, the Corporation will have authority to issue two billion (2,000,000,000) shares of common stock with par value of $0.001 per share and with an aggregate par value of two million dollars ($2,000,000), of which the Board has designated and classified one billion (1,000,000,000) shares as set forth in paragraphs FIRST and FOURTH of these Articles Supplementary.

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IN WITNESS WHEREOF, ING VP Balanced Portfolio, Inc. has caused these Articles
Supplementary to be signed in its name, on its behalf, by its authorized officers, who acknowledge that these Articles Supplementary are the act of the Corporation, that to the best of their knowledge, information and belief, all matters and facts set forth herein relating to the authorization and approval of these Articles Supplementary are true in all material respects and that this statement is made under the penalties of perjury.

WITNESS:                                     ING VP Balanced Portofolio, Inc.


/s/ Kimberly A. Anderson                     /s/ Michael J. Roland
-----------------------------------          -----------------------------------
Name:  Kimberly A. Anderson                  Name:  Michael J. Roland
Title: Secretary                             Title: Executive Vice President and
                                                    Principal Financial Officer
Dated: April 24, 2003